UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

COMMISSION FILE NUMBER 1-11176

For the month of October __, 2007.

Group Simec, Inc.

(Translation of Registrant’s Name Into English)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	|X|	Form 40-F	|_|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	|_|	No	|X|

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	|_|	No	|X|

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	|_|	No	|X|

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO SIMEC, S.A.B. de C.V. (Registrant)

Date: October 29, 2007.	By:	/s/ Luis García Limón Name: Luis García Limón Title: Chief Executive Officer

PRESS RELEASE	Contact:	Mario Padilla Velásquez José Flores Flores Grupo Simec, S.A. de C.V. Calzada Lazaro Cardenas 601 44440 Guadalajara, Jalisco, Mexico 52 55 1165 1025 52 33 3770 6734

GRUPO SIMEC ANNOUNCES RESULTS OF OPERATIONS FOR THE FIRST NINE MONTHS OF 2007

GUADALAJARA, MEXICO, October 26, 2007- Grupo Simec, S.A.B. de C.V. (AMEX:SIM) (“Simec”) announced today its results of operations for the nine-month period ended September 30, 2007.

Nine-Month Period Ended September 30, 2007 compared to Nine-Month Period Ended September 30, 2006

Net Sales

Net sales decreased 2% to Ps. 18,035 million in the nine-month period ended September 30, 2007 compared to Ps. 18,365 million in the same period of 2006. Shipments of finished steel products decreased 2% to 2,017 thousand tons in the nine-month period ended September 30, 2007 compared to 2,050 thousand tons in the same period of 2006. Total sales outside of Mexico in the nine-month period ended September 30, 2007 decreased 3% to Ps. 12,594 million compared with Ps. 12,949 million in the same period of 2006, while total Mexican sales increased 0.5% from 5,416 million in the nine-month period ended September 30, 2006 to Ps. 5,441 million in the same period of 2007. The decrease in sales are due to lower shipments during the third quarter 2007, comparing with the second quarter of 2007 (44,000 ton decrease) and comparing against the third quarter of 2006 (a decrease of 45,000 ton) The decline of tons shipped can be explained by the two unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos

Direct Cost of Sales

Direct cost of sales remained stable from Ps. 14,823 million in the nine-month period ended September 30, 2006 to Ps. 14,860 million in the same period 2007. Direct cost of sales as a percentage of net sales represented at 82% for the nine-month period ended September 30, 2007 compared to 81% in the same period of 2006. The increase in the Direct Cost of Sales is due to two factors: 1) Increase in maintenance costs in the plants located in the United States. The increase was due to the rescheduling of the maintenance stoppages in the second week of August with employees from outside the company instead of during the first weekend of July with company employees, as they are normally scheduled. The rescheduling of the maintenance stoppages was made with the intention of having enough inventories that would permit us to perform our obligations with our customers in view of the termination of the labor agreement between the company and the unionized workers. A tentative agreement was reached on August 16, which was later ratified on September 27. The contract will have a duration of 5 years and will expire in 2012. 2) An increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Gross Profit

Gross profit in the nine-month period ended September 30, 2007 decreased 10% to Ps. 3,175 million compared to Ps. 3,542 million in the same period 2006. Gross profit as a percentage of net sales for the nine-month period ended September 30, 2007 was 18% compared to 19% in the same period of 2006. The decline in gross profit is due to the decrease in sales and the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 3% to Ps. 1,057 million in the nine-month period ended September 30, 2007 compared to Ps. 1,022 million in the same period 2006 (depreciation and amortization increased Ps. 48 million in the nine-month period compared to the same period of 2006) but remained stable at 6% of net sales.

Operating Profit

Operating profit decreased 16% from Ps. 2,520 million in the nine-month period ended September 30, 2006 to Ps. 2,118 million in the same period 2007. Operating profit as a percentage of net sales was 12% for the nine-month period ended September 30, 2007compared to 14% in the same period of 2006. The decline in operating profit is due to the decrease in sales and the increase in cost of goods sold due to the reasons previously mentioned.

Integral Financial Cost

Integral financial cost in the nine-month period ended September 30, 2007 represented a gain of Ps. 205 million compared with a expense of Ps. 9 million for the same period in 2006. Interest income was Ps. 234 million in the nine-month period ended September 30, 2007, compared with Ps. 39 million in the same period 2006 due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 2 million in the nine-month period ended September 30, 2007 compared with an exchange loss of Ps. 17 million in the same period of 2006, reflecting a 0.4% increase in the value of the peso versus the dollar in the nine-month period ended September 30, 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 45 million in the nine-month period ended September 30, 2007 compared to other income, net for Ps. 28 million for the same period of 2006.

Taxes and Profit Sharing

Taxes and profit sharing in the nine-month period ended September 30, 2007 increased to Ps. 730 million compared to Ps. 356 million for the same period of 2006 due to an increase in deferred taxes during the nine-month period ended September 30, 2007. In the nine-month period ended September 30, 2006, we amortized Ps. 350 million of our deferred credit which is non-taxable income. This does not affect the cash flow.

Net Profit

As a result of the foregoing, net profit decreased by 25% to Ps. 1,638 million in the nine-month period ended September 30, 2007 from Ps. 2,183 million in the same period of 2006.

Liquidity and Capital Resources

At September 30, 2007 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at September 30, 2006 was U.S. $357,201 dollars. At December 31, 2006, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars).

Net resources provided by operations were Ps. 2,004 million in the nine-month period ended September 30, 2007 versus Ps. 1,411 million of net resources provided by operations in the same period of 2006. Net resources provided by financing activities were Ps. 2,343 million in the nine-month period ended September 30, 2007 (which amount includes the capital increase of Ps. 2,387 million in February 2007) versus Ps. 118 million of net resources used by financing activities in the same period of 2006. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 515 million in the nine-month period ended September 30, 2007 versus net resources provided by investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and proceeds for insurance claim) of Ps. 197 million in the same period of 2006.

Comparative third quarter 2007 vs second quarter 2007

Net Sales

Net sales decreased 9% due to a decrease of 2% in prices and a 7% decrease in sales volume making net sales go from Ps. 6,228 million for the second quarter 2007 to Ps. 5,659 million for the third quarter 2007. Sales in tons of finished steel products decreased 7% to 635 thousand tons in the third quarter 2007 compared with 679 thousand tons in the second quarter 2007. The total sales outside of Mexico for the third quarter 2007 decreased to Ps. 3,983 million compared with Ps. 4,312 million for the second quarter 2007. Total Mexican sales decreased from Ps. 1,916 million in the second quarter 2007 to Ps.1,676 millions in the third quarter 2007. The decrease in sales can be explained due to lower shipments during the third quarter 2007, comparing with the second quarter of 2007 (44,000 ton decrease) and comparing against the third quarter of 2006 (a decrease of 45,000 tons) The decline of tons shipped can be explained by the two unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Direct Cost of Sales

Direct cost of sales decreased 4% from Ps. 5,066 million in the second quarter 2007 to Ps. 4,870 million for the third quarter 2007. In the third quarter 2007, the direct cost of sales represented 86% of net sales compared to 81% for the second quarter 2007. The increase in the average cost of raw materials to produce steel products is due to two factors: 1) Increase in maintenance costs in the plants located in the United States. The increase was due to the rescheduling of the maintenance stoppages to the second week of August with employees from outside the company instead of doing them during the first weekend of July with company employees, as they are normally scheduled. The reprogramming of the maintenance stoppages was made with the intention of having enough inventories that would permit us to perform our obligations to our customers in view of the termination of the labor agreement between the company and the unionized workers. A tentative agreement was reached on August 16, which was later ratified on September 27. The contract will have duration of 5 years and will expire in 2012, 2) An increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Gross Profit

Gross profit for the third quarter 2007 decreased 32% to Ps. 789 million compared to Ps. 1,162 million in the second quarter 2007. Gross profit as a percentage of net sales for the third quarter 2007 was 14% compared with 19% for the second quarter 2007. The decline in gross profit is due to the decrease in sales and the increase in the average cost of raw materials to produce steel products due to the reasons previously mentioned.

Operating Expenses

Operating expenses were Ps. 349 million in the third quarter 2007 compared to Ps. 349 million for the second quarter 2007. As a percentage of sales, operating expense represented 6% during the third quarter of 2007 compared to 6% in the second quarter of 2007.

Operating Profit

Operating profit decreased 46% from Ps. 813 million in the second quarter 2007 to Ps. 440 million for the third quarter 2007. Operating profit as a percentage of net sales decreased to 8% in the third quarter 2007 from 13 % in the second quarter 2007. This was due to a decrease of 7% in sales volume and an increase of 3% in the average cost of raw materials.

Integral Financial Cost

Integral financial cost for the second quarter 2007 represented an income of Ps. 38 million compared with an income of Ps. 90 million for the third quarter 2007. Net interest income was Ps. 98 million in the third quarter 2007 compared with Ps. 88 million in the second quarter 2007, due to larger cash balances during this year partly reflecting our recent capital increase in February 2007.

Other Expenses (Income) net

The company recorded other income, net of Ps. 27 million for the third quarter 2007 compared with other expenses net of Ps. 9 million for the second quarter 2007.

Taxes and Profit Sharing

Taxes and profit sharing for the third quarter 2007 were Ps. 196 million compared to Ps. 301 million for the second quarter 2007, due to an increase in deferred taxes which increased from Ps. 102 million registered in the second quarter 2007 compared to Ps. 241 million registered in the third quarter 2007. This does not affect the cash flow.

Net Profit

As a result of the foregoing, net profit decreased by 33% to Ps. 361 million in the third quarter 2007 from Ps. 541 million in the second quarter 2007.

Comparative third quarter 2007 vs. third quarter 2006

Net Sales

Net sales decreased 2% from Ps. 5,774 million for the third quarter 2006 compared with Ps. 5,659 million for the same period 2007. Sales in tons of finished steel decreased 7% to 635 thousand tons in the third quarter 2007 compared with 680 thousand tons in the same period 2006. The total sales outside of Mexico for the third quarter 2007 increased 7% to Ps. 3,983 million compared with Ps. 3,724 million for the same period 2006. The total of national sales decreased 18% to 1,676 million in the third quarter of 2007 from Ps. 2,050 millions in the same period 2006. The decrease in sales can be explained due to lower shipments douring the third quarter 2007, comparing with the second quarter of 2007 (44,000 tons decrease) and comparing against the third quarter of 2006 (a decrease of 45,000 tons) The decline of tons shipped can be explained by the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods from July 5-8, July 10-13 and September 10-15 as a result from the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Direct Cost of Sales

Direct cost of sales increased 6% from Ps. 4,589 million in the third quarter 2006 to Ps. 4,870 million for the same period 2007. With respect to sales, in the third quarter 2007, the direct cost of sales represents 86% compared to 79% for the same period 2006. The increase in the Direct Cost of Sales is due to two factors: 1) Increase in maintenance costs in the plants located in the United States. The increase was due to the rescheduling of the maintenance stoppages to the second week of August with employees from outside the company instead of during the first weekend of July with company employees, as they are normally scheduled. The rescheduling of the maintenance stoppages was made with the intention of having enough inventories that would permit us to perform our obligations to our customers in view of the termination of the labor agreement between the company and the unionized workers. A tentative agreement was reached on August 16, which was later ratified on September 27. The contract will have duration of 5 years and will expire in 2012. 2) An increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Gross Profit

Gross profit for the third quarter 2007 decreased 33% to Ps. 789 million compared to Ps 1,185 million in the same period 2006. The gross profit as a percentage of net sales for the third quarter 2007 was 14% compared with 21% for the same period of 2006. The decline in gross profit is due to the decrease in sales and the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 9% to Ps. 349 million in the third quarter 2007 compared to Ps. 321 million for the same period 2006, the depreciation and amortization in the third quarter 2007 was Ps. 123 million compared to Ps. 113 million in the same period of 2006. Operating expenses as a percentage of net sales represented 6% during the third quarter 2007 compared to 6% of the same period 2006.

Operating Profit

Operating profit decreased 49% from Ps. 864 million in the third quarter 2006 to Ps. 440 million for the same period 2007. The operating profit as a percentage of net sales in the third quarter 2007 was 8% compared to 15% in the same period

2006. The decline in operating profit is due to the decrease in sales and the increase in cost of goods sold due to the reasons previously mentioned.

Integral Financial Cost

Integral financial cost for the third quarter 2007 represented a gain of Ps. 90 million compared with the gain of Ps. 57 million for the same period 2006.

Other Expenses (Income) net

The company recorded other income net for Ps. 27 million for the third quarter 2007 compared with other expenses net for Ps. 7 million for the same period 2006.

Taxes and Profit Sharing

Taxes and profit sharing for the third quarter 2007 decreased to Ps. 196 million compared to Ps. 245 million for the same period 2006.

Net Profit

As a result of the foregoing, net profit decreased by 35% to Ps. 361 million in the third quarter 2007 from Ps. 555 million in the third quarter 2006.

Millions of pesos	Nine months ended September 30, 2007	Nine months ended September 30, 2006	2007 vs 2006

Sales	18,035	18,365	-2%

Cost of Sales	14,860	14,823	0%

Gross Profit	3,175	3,542	-10%

Operating Expenses	1,057	1,022	3%

Operating Profit	2,118	2,520	-16%

EBITDA	2,492	2,846	-12%

Net Profit	1,638	2,183	-25%

Sales outside Mexico	12,594	12,949	-3%

Sales in México	5,441	5,416	0.5%

Total sales (tons)	2,017	2,050	-2%

(Millions of pesos)	3Q ‘07	2Q ‘07	3Q ‘06	3Q´07vs 2Q´07	3Q´07 vs 3Q’06

Sales	5,659	6,228	5,774	-9%	-2%

Cost of Sales	4,870	5,066	4,589	-4%	6%

Gross Profit	789	1,162	1,185	-32%	-33%

Operating Expenses	349	349	321	0%	9%

Operating Profit	440	813	864	-46%	-49%

EBITDA	563	940	977	-40%	-42%

Net Profit	361	543	555	-34%	-35%

Sales outside Mexico	3,983	4,312	3,724	-8%	7%

Sales in México	1,676	1,916	2,050	-13%	-18%

Total sales (tons)	635	679	680	-6%	-7%

Product	Thousands of tons nine months ended September 30,2007	Millions of pesos nine months ended September 30, 2007	Average price per ton nine months ended September 30, 2007	Thousands of tons nine months ended September 30,2006	Millions of pesos nine months ended September 30, 2006	Average price per ton nine months ended September 30, 2006

SBQ	1,449	13,707	9,460	1,482	14,171	9,562

Light Structural	217	1,682	7,751	215	1,503	6,991

Structural	171	1,377	8,053	152	1,182	7,776

Rebar	180	1,230	6,833	200	1,493	7,465

Others	0	39	—	1	16	—

Total	2,017	18,035	8,941	2,050	18,365	8,959

Product	Thousands of tons 3Q ‘07	Millions of pesos 3Q’07	Average price per ton 3Q’07	Thousands of tons 2Q’07	Millions of pesos 2Q’07	Average price per ton 2Q’07	Thousands of tons 3Q’06	Millions of pesos 3Q’06	Average price per ton 3Q’06

SBQ	467	4,378	9,375	466	4,566	9,798	512	4,416	8,625

Light Structural	60	482	8,033	95	752	7,916	58	430	7,414

Structural	50	395	7,900	60	494	8,233	46	404	8,783

Rebar	58	383	6,603	57	403	7,070	64	517	8,078

Others	0	21	0	1	13	0	0	7	0

Total	635	5,659	8,912	679	6,228	9,172	680	5,774	8,491

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

CONSOLIDATED FINANCIAL STATEMENT
AT SEPTEMBER 30 OF 2007 AND 2006
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

s01	TOTAL ASSETS	22,594,435	100	17,658,522	100

s02	CURRENT ASSETS	14,293,830	63	9,488,048	54

s03	CASH AND SHORT-TERM INVESTMENTS	6,006,214	27	1,711,951	10

s04	ACCOUNTS AND NOTES RECEIVABLE (NET)	2,619,080	12	2,518,863	14

s05	OTHER ACCOUNTS AND NOTES RECEIVABLE	287,272	1	257,221	1

s06	INVENTORIES	5,287,395	23	4,830,628	27

s07	OTHER CURRENT ASSETS	93,869	0	169,385	1

s08	LONG-TERM	0	0	0	0

s09	ACCOUNTS AND NOTES RECEIVABLE (NET)	0	0	0	0

s10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0

s11	OTHER INVESTMENTS	0	0	0	0

s12	PROPERTY, PLANT AND EQUIPMENT (NET)	7,804,564	35	7,568,912	43

s13	LAND AND BULIDINGS	2,569,128	11	2,566,653	15

s14	MACHINERY AND INDUSTRIAL EQUIPMENT	8,615,942	38	7,735,901	44

s15	OTHER EQUIPMENT	107,342	0	116,381	1

s16	ACCUMULATED DEPRECIATION	3,695,504	16	3,028,012	17

s17	CONSTRUCTION IN PROGRESS	207,656	1	177,989	1

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	404,428	2	516,206	3

s19	OTHER ASSETS	91,613	0	85,356	0

s20	TOTAL LIABILITIES	5,667,042	100	4,947,663	100

s21	CURRENT LIABILITIES	3,119,306	55	2,997,179	61

s22	SUPPLIERS	2,270,733	40	1,774,107	36

s23	BANK LOANS	0	0	0	0

s24	STOCK MARKET LOANS	3,299	0	3,454	0

s103	OTHER LOANS WITH COST	0	0	0	0

s25	TAXES PAYABLE	29,183	1	283,202	6

s26	OTHER CURRENT LIABILITIES WITHOUT COST	816,091	14	936,416	19

s27	LONG-TERM LIABILITIES	0	0	0	0

s28	BANK LOANS	0	0	0	0

s29	STOCK MARKET LOANS	0	0	0	0

s30	OTHER LOANS WITH COST	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0

s32	OTHER NON-CURRENT LIABILITIES WITHOUT COST	2,547,736	45	1,950,484	39

s33	CONSOLIDATED STOCKHOLDERS’ EQUITY	16,927,393	100	12,710,859	100

s34	MINORITY INTEREST	2,426,421	14	2,321,705	18

s35	MAJORITY INTEREST	14,500,972	86	10,389,154	82

s36	CONTRIBUTED CAPITAL	7,084,545	42	4,697,090	37

S79	CAPITAL STOCK	3,976,420	23	3,712,868	29

s39	PREMIUM ON ISSUANCE OF SHARES	3,108,125	18	984,222	8

s40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0

s41	EARNED CAPITAL	7,416,427	44	5,692,064	45

s42	RETAINED EARNINGS AND CAPITAL RESERVES	8,331,676	49	6,696,794	53

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(915,249)	(5)	(1,004,730)	(8)

s80	SHARES REPURCHASED	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

s03	CASH AND SHORT-TERM INVESTMENTS	6,006,214	100	1,711,951	100

s46	CASH	322,893	5	344,150	20

s47	SHORT-TERM INVESTMENTS	5,683,321	95	1,367,801	80

s07	OTHER CURRENT ASSETS	93,869	100	169,385	100

s81	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	21,629	13

s82	DISCONTINUED OPERATIONS	0	0	0	0

s83	OTHER	93,869	100	147,756	87

s18	OTHER INTANGIBLE ASSETS AND DEFERRED ASSETS (NET)	404,428	100	516,206	100

s48	DEFERRED EXPENSES	308,347	76	405,435	79

s49	GOODWILL	39,530	10	36,795	7

s50	DEFERRED TAXES	0	0	0	0

s51	OTHER	56,551	14	73,976	14

s19	OTHER ASSETS	91,613	100	85,356	100

s84	INTANGIBLE ASSET FROM LABOR OBLIGATIONS	5,578	6	6,085	7

s85	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0

s50	DEFERRED TAXES	0	0	0	0

s86	DISCONTINUED OPERATIONS	0	0	0	0

s87	OTHER	86,035	94	79,271	93

s21	CURRENT LIABILITIES	3,119,306	100	2,997,179	100

s52	FOREIGN CURRENCY LIABILITIES	2,300,568	74	2,118,275	71

s53	MEXICAN PESOS LIABILITIES	818,738	26	878,904	29

s26	OTHER CURRENT LIABILITIES WITHOUT COST	816,091	100	936,416	100

s88	DERIVATIVE FINANCIAL INSTRUMENTS	0	0	0	0

s89	INTEREST LIABILITIES	3,902	0	3,774	0

s68	PROVISIONS	243,542	30	374,962	40

s90	DISCONTINUED OPERATIONS	0	0	0	0

s58	OTHER CURRENT LIABILITIES	568,647	70	557,680	60

s27	LONG-TERM LIABILITIES	0	0	0	0

s59	FOREIGN CURRENCY LIABILITIES	0	0	0	0

s60	MEXICAN PESOS LIABILITIES	0	0	0	0

s31	DEFERRED LIABILITIES	0	0	0	0

s65	NEGATIVE GOODWILL	0	0	0	0

s67	OTHER	0	0	0	0

s32	OTHER NON CURRENT LIABILITIES WITHOUT COST	2,547,736	100	1,950,484	100

s66	DEFERRED TAXES	2,499,867	98	1,841,279	94

s91	OTHER LIABILITIES IN RESPECT OF SOCIAL INSURANCE	16,903	1	17,618	1

s92	DISCONTINUED OPERATIONS	0	0	0	0

s69	OTHER LIABILITIES	30,966	1	91,587	5

s79	CAPITAL STOCK	3,976,420	100	3,712,868	100

s37	CAPITAL STOCK (NOMINAL)	2,308,106	58	2,048,257	55

s69	RESTATEMENT OF CAPITAL STOCK	1,668,314	42	1,664,611	45

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

s42	RETAINED EARNINGS AND CAPITAL RESERVES	8,331,676	100	6,696,794	100

s93	LEGAL RESERVE	0	0	0	0

s43	RESERVE FOR REPURCHASE OF SHARES	197,902	2	92,595	1

s94	OTHER RESERVES	0	0	0	0

s95	RETAINED EARNINGS	6,728,376	81	4,684,656	70

s45	NET INCOME FOR THE YEAR	1,405,398	17	1,919,543	29

s44	OTHER ACCUMULATED COMPREHENSIVE RESULT	(915,249)	100	(1,004,730)	100

s70	ACCUMULATED MONETARY RESULT	0	0	0	0

s71	RESULT FROM HOLDING NON-MONETARY ASSETS	100,793	(11)	(83,881)	8

s96	CUMULATIVE RESULT FROM FOREIGN CURRENCY TRANSLATION	(54,194)	6	21,467	(2)

s97	CUMULATIVE RESULT FROM DERIVATIVE FINANCIAL INSTRUMENTS	(4,397)	0	15,135	(2)

s98	CUMULATIVE EFFECT OF DEFERRED INCOME TAXES	(957,451)	105	(957,451)	95

s99	LABOR OBLIGATION ADJUSTMENT	0	0	0	0

s100	OTHER	0	0	0	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

BALANCE SHEETS
OTHER CONCEPTS
(thousands of Mexican pesos)

REF S	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

S72	WORKING CAPITAL	11,174,524	6,490,869

S73	PENSIONS FUND AND SENIORITY PREMIUMS	0	0

S74	EXECUTIVES (*)	47	54

S75	EMPLOYERS (*)	1,178	1,135

S76	WORKERS (*)	3,187	3,114

S77	COMMON SHARES (*)	474,621,611	421,214,706

S78	REPURCHASED SHARES (*)	0	0

S101	RESTRICTED CASH	0	0

S102	NET DEBT OF NON CONSOLIDATED COMPANIES	0	0

(*) THESE ITEMS SHOULD BE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME
FROM JANUARY 1 TO SEPTEMBER 30 OF 2007 AND 2006
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

r01	NET SALES	18,034,668	100	18,365,402	100

r02	COST OF SALES	14,859,501	82	14,822,999	81

r03	GROSS PROFIT	3,175,167	18	3,542,403	19

r04	OPERATING EXPENSES	1,056,659	6	1,022,345	6

r05	OPERATING INCOME	2,118,508	12	2,520,058	14

r08	OTHER INCOME AND (EXPENSE), NET	45,043	0	28,137	0

r06	COMPREHENSIVE FINANCING RESULT	205,012	1	(9,698)	0

r12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0

r48	NON ORDINARY ITEMS	0	0	0	0

r09	INCOME BEFORE INCOME TAXES	2,368,563	13	2,538,497	14

r10	INCOME TAXES	730,229	4	356,398	2

r11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	1,638,334	9	2,182,099	12

r14	DISCONTINUED OPERATIONS	0	0	0	0

r18	NET CONSOLIDATED INCOME	1,638,334	9	2,182,099	12

r19	NET INCOME OF MINORITY INTEREST	232,936	1	262,556	1

r20	NET INCOME OF MAJORITY INTEREST	1,405,398	8	1,919,543	10

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

r01	NET SALES	18,034,668	100	18,365,402	100

r21	DOMESTIC	5,440,767	30	5,416,343	29

r22	FOREIGN	12,593,901	70	12,949,059	71

r23	TRANSLATED INTO DOLLARS (***)	1,143,986		1,117,803

r08	OTHER INCOME AND (EXPENSE), NET	45,043	100	28,137	100

r49	OTHER INCOME AND (EXPENSE), NET	45,043	100	28,137	100

r34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0

r35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

r06	COMPREHENSIVE FINANCING RESULT	205,012	100	(9,698)	100

r24	INTEREST EXPENSE	19,202	9	9,247	(95)

r42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0

r45	OTHER FINANCE COSTS	0	0	0	0

r26	INTEREST INCOME	234,102	114	38,742	(399)

r46	OTHER FINANCIAL PRODUCTS	0	0	0	0

r25	FOREIGN EXCHANGE GAIN (LOSS), NET	(2,381)	(1)	(16,937)	175

r28	RESULT FROM MONETARY POSITION	(7,507)	(4)	(22,256)	229

r10	INCOME TAXES	730,229	100	356,398	100

r32	INCOME TAX	266,117	36	522,112	146

r33	DEFERRED INCOME TAX	464,112	64	(165,714)	(46)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

r36	TOTAL SALES	18,280,672	18,952,731

r37	TAX RESULT FOR THE YEAR	0	0

r38	NET SALES (**)	22,867,846	23,437,903

r39	OPERATION INCOME (**)	2,589,362	2,768,687

r40	NET INCOME OF MAJORITY INTEREST (**)	1,635,217	2,217,158

r41	NET CONSOLIDATED INCOME (**)	1,822,719	2,468,741

r47	OPERATIVE DEPRECIATION AND AMORTIZATION	374,249	326,094

(**) RESTATED INFORMATION FOR THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME
FROM JULY 1 TO SEPTEMBER 30 OF 2007 AND 2006
(thousands of Mexican pesos)

REF R	CATEGORIES	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

rt01	NET SALES	5,659,187	100	5,773,925	100

rt02	COST OF SALES	4,869,992	86	4,589,231	79

rt03	GROSS PROFIT	789,195	14	1,184,694	21

rt04	OPERATING EXPENSES	349,290	6	320,399	6

rt05	OPERATING INCOME	439,905	8	864,295	15

rt08	OTHER INCOME AND (EXPENSE), NET	27,091	0	(6,478)	0

rt06	COMPREHENSIVE FINANCING RESULT	90,129	2	(57,278)	(1)

rt12	EQUITY IN NET INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND ASSOCIATES	0	0	0	0

rt48	NON ORDINARY ITEMS	0	0	0	0

rt09	INCOME BEFORE INCOME TAXES	557,125	10	800,539	14

rt10	INCOME TAXES	195,842	3	245,477	4

rt11	INCOME (LOSS) BEFORE DISCONTINUED OPERATIONS	361,283	6	555,062	10

rt14	DISCONTINUED OPERATIONS	0	0	0	0

rt18	NET CONSOLIDATED INCOME	361,283	6	555,062	10

rt19	NET INCOME OF MINORITY INTEREST	15,911	0	58,106	1

rt20	NET INCOME OF MAJORITY INTEREST	345,372	6	496,956	9

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME
BREAKDOWN OF MAIN CONCEPTS
(thousands of Mexican pesos)

REF R	CONCEPTS	CURRENT YEAR		PREVIOUS YEAR

		AMOUNT	%	AMOUNT	%

rt01	NET SALES	5,659,187	100	5,773,925	100

rt21	DOMESTIC	1,676,229	30	2,050,039	36

rt22	FOREIGN	3,982,958	70	3,723,886	64

rt23	TRANSLATED INTO DOLLARS (***)	372,989		359,005

rt08	OTHER INCOME AND (EXPENSE), NET	27,091	100	(6,478)	100

rt49	OTHER INCOME AND (EXPENSE), NET	27,091	100	(6,478)	100

rt34	EMPLOYEES’ PROFIT SHARING EXPENSES	0	0	0	0

rt35	DEFERRED EMPLOYEES’ PROFIT SHARING	0	0	0	0

rt06	COMPREHENSIVE FINANCING RESULT	90,129	100	(57,278)	100

rt24	INTEREST EXPENSE	5,793	6	3,544	(6)

rt42	GAIN (LOSS) ON RESTATEMENT OF UDI’S	0	0	0	0

rt45	OTHER FINANCE COSTS	0	0	0	0

rt26	INTEREST INCOME	98,116	109	17,351	(30)

rt46	OTHER FINANCIAL PRODUCTS	0	0	0	0

rt25	FOREIGN EXCHANGE GAIN (LOSS), NET	28,535	32	(36,595)	64

rt28	RESULT FROM MONETARY POSITION	(30,729)	(34)	(34,490)	60

rt10	INCOME TAXES	195,842	100	245,477	100

rt32	INCOME TAX	(45,413)	(23)	344,296	140

rt33	DEFERRED INCOME TAX	241,255	123	(98,819)	(40)

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

QUARTERLY STATEMENTS OF INCOME
OTHER CONCEPTS
(thousands of Mexican pesos)

REF RT	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

rt47	OPERATIVE DEPRECIATION AND ACCUMULATED IMPAIRMENT LOSSES	123,410	112,611

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1 TO SEPTEMBER 30 OF 2007 AND 2006
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

c01	CONSOLIDATED NET INCOME	1,638,334	2,182,099

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	838,361	161,366

c03	RESOURCES FROM NET INCOME FOR THE YEAR	2,476,695	2,343,465

c04	RESOURCES PROVIDED OR USED IN OPERATION	(473,014)	(932,091)

c05	RESOURCES PROVIDED BY (USED FOR) OPERATING ACTIVITIES	2,003,681	1,411,374

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(44,164)	(247,345)

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,387,455	129,293

c08	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,343,291	(118,052)

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(515,003)	197,279

c10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	3,831,969	1,490,601

c11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	2,174,245	221,350

c12	CASH AND SHORT TERM INVESTMENTS AT THE END OF PERIOD	6,006,214	1,711,951

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

STATEMENTS OF CHANGES IN FINANCIAL POSITION
BREAKDOWN OF MAIN CONCEPTS
(thousands of pesos)

REF C	CONCEPTS	CURRENT YEAR	PREVIOUS YEAR

		AMOUNT	AMOUNT

c02	+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE CASH	838,361	161,366

c13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	374,249	326,094

c41	+ (-) OTHER ITEMS	464,112	(164,728)

c04	RESOURCES PROVIDED OR USED IN OPERATION	(473,014)	(932,091)

c18	+ (-) DECREASE (INCREASE) IN ACCOUNTS RECEIVABLE	(405,991)	(6,212)

c19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(303,210)	(957,329)

c20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNTS RECEIVABLE	(14,956)	95,590

c21	+ (-) INCREASE (DECREASE) IN SUPPLIERS	446,850	(44,243)

c22	+ (-) INCREASE (DECREASE) IN OTHER LIABILITIES	(195,707)	(19,897)

c06	RESOURCES PROVIDED BY (USED FOR) EXTERNAL FINANCING ACTIVITIES	(44,164)	(247,345)

c23	+ BANK FINANCING	0	0

c24	+ STOCK MARKET FINANCING	(61)	0

c25	+ DIVIDEND RECEIVED	0	0

c26	OTHER FINANCING	0	166,519

c27	BANK FINANCING AMORTIZATION	0	(413,864)

c28	(-) STOCK MARKET FINANCING AMORTIZATION	0	0

c29	(-) OTHER FINANCING AMORTIZATION	0	0

c42	+ (-) OTHER ITEMS	(44,103)	0

c07	RESOURCES PROVIDED BY (USED FOR) INTERNAL FINANCING ACTIVITIES	2,387,455	129,293

c30	+ (-) INCREASE (DECREASE) IN CAPITAL STOCK	263,552	38,246

c31	(-) DIVIDENDS PAID	0	0

c32	+ PREMIUM ON ISSUANCE OF SHARES	2,123,903	91,047

c33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

c43	+ (-) OTHER ITEMS	0	0

c09	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	(515,003)	197,279

c34	+ (-) DECREASE (INCREASE) IN PERMANENT INVESTMENTS	0	0

c35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(459,966)	(229,536)

c36	(-) INCREASE IN CONSTRUCTION PROGRESS	0	0

c37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0

c38	+ SALE OF TANGIBLE FIXED ASSETS	0	0

c39	+ (-) OTHER ITEMS	(55,037)	426,815

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

DATE PER SHARE
CONSOLIDATED

REF D	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR

d01	BASIC PROFIT PER ORDINARY SHARE (**)	$ 3.60		$ 5.29

d02	BASIC PROFIT PER PREFERRED SHARE (**)	$ 0.00		$ 0.00

d03	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00

d04	EARNINGS (LOSS) BEFORE DISCONTINUED OPERATIONS PER COMMON SHARE (**)	$ 3.60		$ 5.29

d05	DISCONTINUED OPERATIONS EFFECT ON EARNING (LOSS) PER SHARE (**)	$ 0.00		$ 0.00

d08	CARRYING VALUE PER SHARE	$ 30.55		$ 24.66

d09	CASH DIVIDEND ACCUMULATED PER SHARE	$ 0.00		$ 0.00

d10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares

d11	MARKET PRICE TO CARRYING VALUE	1.24	times	2.18	times

d12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE	10.52	times	10.16	times

d13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATE PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

RATIOS
CONSOLIDATED

REF P	CATEGORIES	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR

	YIELD

p01	NET INCOME TO NET SALES	9.08%	11.88%

p02	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	11.27%	21.34%

p03	NET INCOME TO TOTAL ASSETS (**)	8.06%	13.98%

p04	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00%	0.00%

p05	INCOME DUE TO MONETARY POSITION TO NET INCOME	(0.45)%	(1.01)%

	ACTIVITY

p06	NET SALES TO NET ASSETS (**)	1.01 times	1.32 times

p07	NET SALES TO FIXED ASSETS (**)	2.93 times	3.09 times

p08	INVENTORIES TURNOVER (**)	3.94 times	3.99 times

p09	ACCOUNTS RECEIVABLE IN DAYS OF SALES	34.09 days	32.20 days

p10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	15.72%	19.60%

	LEVERAGE

p11	TOTAL LIABILITIES TO TOTAL ASSETS	25.08%	28.01%

p12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	0.33 times	0.38 times

p13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	40.59%	42.81%

p14	LONG-TERM LIABILITIES TO FIXED ASSETS	0.00%	0.00%

p15	OPERATING INCOME TO INTEREST PAID	110.32 times	272.52 times

p16	NET SALES TO TOTAL LIABILITIES (**)	4.03 times	4.73 times

	LIQUIDITY

p17	CURRENT ASSETS TO CURRENT LIABILITIES	4.58 times	3.16 times

p18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	2.88 times	1.55 times

p19	CURRENT ASSETS TO TOTAL LIABILITIES	2.52 times	1.91 times

p20	AVAILABLE ASSETS TO CURRENT LIABILITIES	192.54%	57.11%

	CASH FLOW

p21	RESOURCES FROM NET INCOME TO NET SALES	13.73%	12.76%

p22	RESOURCES FROM CHANGES IN WORKING CAPITAL TO NET SALES	(2.62)%	(5.07)%

p23	RESOURCES GENERATED (USED) IN OPERATING TO INTEREST PAID	104.34 times	152.63 times

p24	EXTERNAL FINANCING TO RESOURCES PROVIDED BY (USED FOR) FINANCING	(1.88)%	209.52%

p25	INTERNAL FINANCING TO RESOURCES PROVIDED (USED FOR) FINANCING	101.88%	(109.52)%

p26	RESOURCES PROVIDED BY (USED FOR) INVESTMENT ACTIVITIES	89.31%	(116.35)%

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE MONTHS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

DIRECTOR REPORT

CONSOLIDATED

Nine-Month Period Ended September 30, 2007 compared to Nine-Month Period Ended September 30, 2006

Net Sales

Net sales decreased 2% to Ps. 18,035 million in the nine-month period ended September 30, 2007 compared to Ps. 18,365 million in the same period of 2006. Shipments of finished steel products decreased 2% to 2,017 thousand tons in the nine-month period ended September 30, 2007 compared to 2,050 thousand tons in the same period of 2006. Total sales outside of Mexico in the nine-month period ended September 30, 2007 decreased 3% to Ps. 12,594 million compared with Ps. 12,949 million in the same period of 2006, while total Mexican sales increased 0.5% from 5,416 million in the nine-month period ended September 30, 2006 to Ps. 5,441 million in the same period of 2007. The decrease in sales are due to lower shipments during the third quarter 2007, comparing with the second quarter of 2007 (44,000 ton decrease) and comparing against the third quarter of 2006 (a decrease of 45,000 ton) The decline of tons shipped can be explained by the two unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos

Direct Cost of Sales

Direct cost of sales remained stable from Ps. 14,823 million in the nine-month period ended September 30, 2006 to Ps. 14,860 million in the same period 2007. Direct cost of sales as a percentage of net sales represented at 82% for the nine-month period ended September 30, 2007 compared to 81% in the same period of 2006. The increase in the Direct Cost of Sales is due to two factors: 1) Increase in maintenance costs in the plants located in the United States. The increase was due to the rescheduling of the maintenance stoppages in the second week of August with employees from outside the company instead of during the first weekend of July with company employees, as they are normally scheduled. The rescheduling of the maintenance stoppages was made with the intention of having enough inventories that would permit us to perform our obligations with our customers in view of the termination of the labor agreement between the company and the unionized workers. A tentative agreement was reached on August 16, which was later ratified on September 27. The contract will have a duration of 5 years and will expire in 2012. 2) An increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Gross Profit

Gross profit in the nine-month period ended September 30, 2007 decreased 10% to Ps. 3,175 million compared to Ps. 3,542 million in the same period 2006. Gross profit as a percentage of net sales for the nine-month period ended September 30, 2007 was 18% compared to 19% in the same period of 2006. The decline in gross profit is due to the decrease in sales and the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 3% to Ps. 1,057 million in the nine-month period ended September 30, 2007 compared to Ps. 1,022 million in the same period 2006 (depreciation and amortization increased Ps. 48 million in the nine-month period compared to the same period of 2006) but remained stable at 6% of net sales.

Operating Profit

Operating profit decreased 16% from Ps. 2,520 million in the nine-month period ended September 30, 2006 to Ps. 2,118 million in the same period 2007. Operating profit as a percentage of net sales was 12% for the nine-month period ended September 30, 2007compared to 14% in the same period of 2006. The decline in operating profit is due to the decrease in sales and the increase in cost of goods sold due to the reasons previously mentioned.

Integral Financial Cost

Integral financial cost in the nine-month period ended September 30, 2007 represented a gain of Ps. 205 million compared with a expense of Ps. 9 million for the same period in 2006. Interest income was Ps. 234 million in the nine-month period ended September 30, 2007, compared with Ps. 39 million in the same period 2006 due to larger cash balances during this year partly reflecting our recent capital increase in February 2007. At the same time we registered an exchange loss of Ps. 2 million in the nine-month period ended September 30, 2007 compared with an exchange loss of Ps. 17 million in the same period of 2006, reflecting a 0.4% increase in the value of the peso versus the dollar in the nine-month period ended September 30, 2007.

Other Expenses (Income) net

The company recorded other income net of Ps. 45 million in the nine-month period ended September 30, 2007 compared to other income, net for Ps. 28 million for the same period of 2006.

Taxes and Profit Sharing

Taxes and profit sharing in the nine-month period ended September 30, 2007 increased to Ps. 730 million compared to Ps. 356 million for the same period of 2006 due to an increase in deferred taxes during the nine-month period ended September 30, 2007. In the nine-month period ended September 30, 2006, we amortized Ps. 350 million of our deferred credit which is non-taxable income. This does not affect the cash flow.

Net Profit

As a result of the foregoing, net profit decreased by 25% to Ps. 1,638 million in the nine-month period ended September 30, 2007 from Ps. 2,183 million in the same period of 2006.

Liquidity and Capital Resources

At September 30, 2007 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at September 30, 2006 was U.S. $357,201 dollars. At December 31, 2006, Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars).

Net resources provided by operations were Ps. 2,004 million in the nine-month period ended September 30, 2007 versus Ps. 1,411 million of net resources provided by operations in the same period of 2006. Net resources provided by financing activities were Ps. 2,343 million in the nine-month period ended September 30, 2007 (which amount includes the capital increase of Ps. 2,387 million in February 2007) versus Ps. 118 million of net resources used by financing activities in the same period of 2006. Net resources used in investing activities (to acquire property, plant and equipment, other non-current assets and liabilities) were Ps. 515 million in the nine-month period ended September 30, 2007 versus net resources provided by investing activities (to acquire property, plant and equipment, other non-current assets and liabilities and proceeds for insurance claim) of Ps. 197 million in the same period of 2006.

Comparative third quarter 2007 vs second quarter 2007

Net Sales

Net sales decreased 9% due to a decrease of 2% in prices and a 7% decrease in sales volume making net sales go from Ps. 6,228 million for the second quarter 2007 to Ps. 5,659 million for the third quarter 2007. Sales in tons of finished steel products decreased 7% to 635 thousand tons in the third quarter 2007 compared with 679 thousand tons in the second quarter 2007. The total sales outside of Mexico for the third quarter 2007 decreased to Ps. 3,983 million compared with Ps. 4,312 million for the second quarter 2007. Total Mexican sales decreased from Ps. 1,916 million in the second quarter 2007 to Ps.1,676 millions in the third quarter 2007. The decrease in sales can be explained due to lower shipments during the third quarter 2007, comparing with the second quarter of 2007 (44,000 ton decrease) and comparing against the third quarter of 2006 (a decrease of 45,000 tons) The decline of tons shipped can be explained by the two unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco due during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Direct Cost of Sales

Direct cost of sales decreased 4% from Ps. 5,066 million in the second quarter 2007 to Ps. 4,870 million for the third quarter 2007. In the third quarter 2007, the direct cost of sales represented 86% of net sales compared to 81% for the second quarter 2007. The increase in the average cost of raw materials to produce steel products is due to two factors: 1) Increase in maintenance costs in the plants located in the United States. The increase was due to the rescheduling of the maintenance stoppages to the second week of August with employees from outside the company instead of doing them during the first weekend of July with company employees, as they are normally scheduled. The reprogramming of the maintenance stoppages was made with the intention of having enough inventories that would permit us to perform our obligations to our customers in view of the termination of the labor agreement between the company and the unionized workers. A tentative agreement was reached on August 16, which was later ratified on September 27. The contract will have duration of 5 years and will expire in 2012, 2) An increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Gross Profit

Gross profit for the third quarter 2007 decreased 32% to Ps. 789 million compared to Ps. 1,162 million in the second quarter 2007. Gross profit as a percentage of net sales for the third quarter 2007 was 14% compared with 19% for the second quarter 2007. The decline in gross profit is due to the decrease in sales and the increase in the average cost of raw materials to produce steel products due to the reasons previously mentioned.

Operating Expenses

Operating expenses were Ps. 349 million in the third quarter 2007 compared to Ps. 349 million for the second quarter 2007. As a percentage of sales, operating expense represented 6% during the third quarter of 2007 compared to 6% in the second quarter of 2007.

Operating Profit

Operating profit decreased 46% from Ps. 813 million in the second quarter 2007 to Ps. 440 million for the third quarter 2007. Operating profit as a percentage of net sales decreased to 8% in the third quarter 2007 from 13 % in the second quarter 2007. This was due to a decrease of 7% in sales volume and an increase of 3% in the average cost of raw materials.

Integral Financial Cost

Integral financial cost for the second quarter 2007 represented an income of Ps. 38 million compared with an income of Ps. 90 million for the third quarter 2007. Net interest income was Ps. 98 million in the third quarter 2007 compared with Ps. 88 million in the second quarter 2007, due to larger cash balances during this year partly reflecting our recent capital increase in February 2007.

Other Expenses (Income) net

The company recorded other income, net of Ps. 27 million for the third quarter 2007 compared with other expenses net of Ps. 9 million for the second quarter 2007.

Taxes and Profit Sharing

Taxes and profit sharing for the third quarter 2007 were Ps. 196 million compared to Ps. 301 million for the second quarter 2007, due to an increase in deferred taxes which increased from Ps. 102 million registered in the second quarter 2007 compared to Ps. 241 million registered in the third quarter 2007. This does not affect the cash flow.

Net Profit

As a result of the foregoing, net profit decreased by 33% to Ps. 361 million in the third quarter 2007 from Ps. 541 million in the second quarter 2007.

Comparative third quarter 2007 vs. third quarter 2006

Net Sales

Net sales decreased 2% from Ps. 5,774 million for the third quarter 2006 compared with Ps. 5,659 million for the same period 2007. Sales in tons of finished steel decreased 7% to 635 thousand tons in the third quarter 2007 compared with 680 thousand tons in the same period 2006. The total sales outside of Mexico for the third quarter 2007 increased 7% to Ps. 3,983 million compared with Ps. 3,724 million for the same period 2006. The total of national sales decreased 18% to 1,676 million in the third quarter of 2007 from Ps. 2,050 millions in the same period 2006. The decrease in sales can be explained due to lower shipments douring the third quarter 2007, comparing with the second quarter of 2007 (44,000 tons decrease) and comparing against the third quarter of 2006 (a decrease of 45,000 tons) The decline of tons shipped can be explained by the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods from July 5-8, July 10-13 and September 10-15 as a result from the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Direct Cost of Sales

Direct cost of sales increased 6% from Ps. 4,589 million in the third quarter 2006 to Ps. 4,870 million for the same period 2007. With respect to sales, in the third quarter 2007, the direct cost of sales represents 86% compared to 79% for the same period 2006. The increase in the Direct Cost of Sales is due to two factors: 1) Increase in maintenance costs in the plants located in the United States. The increase was due to the rescheduling of the maintenance stoppages to the second week of August with employees from outside the company instead of during the first weekend of July with company employees, as they are normally scheduled. The rescheduling of the maintenance stoppages was made with the intention of having enough inventories that would permit us to perform our obligations to our customers in view of the termination of the labor agreement between the company and the unionized workers. A tentative agreement was reached on August 16, which was later ratified on September 27. The contract will have duration of 5 years and will expire in 2012. 2) An increase in the labor costs per ton sold, due to the three unexpected stoppages in the rolling lines of the plants in Guadalajara and Apizaco during the periods from July 5-8, July 10-13 and September 10-15 as a result of the shortage in natural gas due to the explosions on the property of Petroleos Mexicanos.

Gross Profit

Gross profit for the third quarter 2007 decreased 33% to Ps. 789 million compared to Ps 1,185 million in the same period 2006. The gross profit as a percentage of net sales for the third quarter 2007 was 14% compared with 21% for the same period of 2006. The decline in gross profit is due to the decrease in sales and the increase in cost of goods sold due to the reasons previously mentioned.

Operating Expenses

Operating expenses increased 9% to Ps. 349 million in the third quarter 2007 compared to Ps. 321 million for the same period 2006, the depreciation and amortization in the third quarter 2007 was Ps. 123 million compared to Ps. 113 million in the same period of 2006. Operating expenses as a percentage of net sales represented 6% during the third quarter 2007 compared to 6% of the same period 2006.

Operating Profit

Operating profit decreased 49% from Ps. 864 million in the third quarter 2006 to Ps. 440 million for the same period 2007. The operating profit as a percentage of net sales in the third quarter 2007 was 8% compared to 15% in the same period 2006. The decline in operating profit is due to the decrease in sales and the increase in cost of goods sold due to the reasons previously mentioned.

Integral Financial Cost

Integral financial cost for the third quarter 2007 represented a gain of Ps. 90 million compared with the gain of Ps. 57 million for the same period 2006.

Other Expenses (Income) net

The company recorded other income net for Ps. 27 million for the third quarter 2007 compared with other expenses net for Ps. 7 million for the same period 2006.

Taxes and Profit Sharing

Taxes and profit sharing for the third quarter 2007 decreased to Ps. 196 million compared to Ps. 245 million for the same period 2006.

Net Profit

As a result of the foregoing, net profit decreased by 35% to Ps. 361 million in the third quarter 2007 from Ps. 555 million in the third quarter 2006.

Millions of pesos	Nine months ended September 30, 2007	Nine months ended September 30, 2006	2007 vs 2006

Sales	18,035	18,365	-2%

Cost of Sales	14,860	14,823	0%

Gross Profit	3,175	3,542	-10%

Operating Expenses	1,057	1,022	3%

Operating Profit	2,118	2,520	-16%

EBITDA	2,492	2,846	-12%

Net Profit	1,638	2,183	-25%

Sales outside Mexico	12,594	12,949	-3%

Sales in México	5,441	5,416	0.5%

Total sales (tons)	2,017	2,050	-2%

(Millions of pesos)	3Q ‘07	2Q ‘07	3Q ‘06	3Q´07vs 2Q´07	3Q´07 vs 3Q’06

Sales	5,659	6,228	5,774	-9%	-2%

Cost of Sales	4,870	5,066	4,589	-4%	6%

Gross Profit	789	1,162	1,185	-32%	-33%

Operating Expenses	349	349	321	0%	9%

Operating Profit	440	813	864	-46%	-49%

EBITDA	563	940	977	-40%	-42%

Net Profit	361	543	555	-34%	-35%

Sales outside Mexico	3,983	4,312	3,724	-8%	7%

Sales in México	1,676	1,916	2,050	-13%	-18%

Total sales (tons)	635	679	680	-6%	-7%

Product	Thousands of tons nine months ended September 30,2007	Millions of pesos nine months ended September 30, 2007	Average price per ton nine months ended September 30, 2007	Thousands of tons nine months ended September 30,2006	Millions of pesos nine months ended September 30, 2006	Average price per ton nine months ended September 30, 2006

SBQ	1,449	13,707	9,460	1,482	14,171	9,562

Light Structural	217	1,682	7,751	215	1,503	6,991

Structural	171	1,377	8,053	152	1,182	7,776

Rebar	180	1,230	6,833	200	1,493	7,465

Others	0	39	—	1	16	—

Total	2,017	18,035	8,941	2,050	18,365	8,959

Product	Thousands of tons 3Q ‘07	Millions of pesos 3Q’07	Average price per ton 3Q’07	Thousands of tons 2Q’07	Millions of pesos 2Q’07	Average price per ton 2Q’07	Thousands of tons 3Q’06	Millions of pesos 3Q’06	Average price per ton 3Q’06

SBQ	467	4,378	9,375	466	4,566	9,798	512	4,416	8,625

Light Structural	60	482	8,033	95	752	7,916	58	430	7,414

Structural	50	395	7,900	60	494	8,233	46	404	8,783

Rebar	58	383	6,603	57	403	7,070	64	517	8,078

Others	0	21	0	1	13	0	0	7	0

Total	635	5,659	8,912	679	6,228	9,172	680	5,774	8,491

Any forward-looking information contained herein is inherently subject to various risks, uncertainties and assumptions which, if incorrect, may cause actual results to vary materially from those anticipated, expected or estimated. The company assumes no obligation to update any forward-looking information contained herein.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

FINANCIAL STATEMENT NOTES

CONSOLIDATED

(1) Operations preparation bases and summary of significant accounting policies:

Grupo Simec, S.A. de C.V. and its Subsidiaries (“the Company”) are subsidiaries of Industrias CH, S.A. de C.V. (“ICH”), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

a. Financial statement presentation – The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

b. Principles of Consolidation – As part of the financial debt restructuring agreement into during 1997, Compañía Siderúrgica de Guadalajara, S.A. de C.V. (“CSG”) assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. (“Simec”) controlled before the restructuring.

The main subsidiaries of CSG are the following:

° Compañía Siderúrgica de California, S.A. de C.V.
° Industrias del Acero y del Alambre, S.A. de C.V.
° Pacific Steel Inc.
° SimRep Corporation and PAV Republic and Subsidiaries

All significant intercompany balances and transactions have been eliminated in consolidation.

c. Cash and cash equivalents – The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents include temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

d. Inventories – The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

Billet finished goods and work in process - At the latest production cost for the month.

Raw materials – According to purchase prices prevailing in the market at the balance sheet date.

Materials, supplies and rollers – At historical cost, restated by applying the steel industry inflation index.

The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

e.- Derivative financial instruments – The Company is using derivative financial instruments for hedging risks associated with natural gas prices and conducted studies on historical consumption, future requirements and commitments; thus it avoided exposure to risks other than the normal operating risks. Management of the Company examines its financial risks by continually analyzing price, credit and liquidity risks.

The Company uses futures contracts for hedging risks from fluctuations in natural gas prices, which are based on demand and supply at the principal international markets.

As applicable, the Company recognized the fair value of instruments either as liabilities or assets. Such fair value and thus, the value of these assets or liabilities were restated at each month’s-end. The Company opted for the early Instruments and Hedging”; therefore, at December 31, 2003 the fair value-of natural gas in force during 2004, 2005 and of natural gas in force during 2004, 2005 and 2006 and which effective portions will not be offset against the asset risks until consumed, were recognized within the comprehensive income account in stockholders’ equity.

f. Property, plant and equipment – Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index (“NCPI”) from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of September 30, 2007 are as follows:

Years
Buildings	15 to 50
Machinery and equipment	10 to 40
Buildings and improvements (Republic)	10 to 25
Land improvements (Republic)	5 to 25
Machinery and equipment (Republic)	5 to 20

g. Other assets – Organization and pre-operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

h. Seniority premiums and severance payments – According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

i. Pension plan – Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

The Company does not have any contractual obligation regarding the payment of pensions of retirements.

j. Cost of sales – Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

k. Income tax and employee profit sharing – In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, “Accounting for Income and Asset Taxes and Employee Profit Sharing”, which is effective for all fiscal years beginning

January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

The Company and its subsidiaries are included in the consolidated tax returns of the company’s parent.

l. Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

For consolidation purposes, the financial statements of the subsidiaries abroad, SimRep and subsidiaries, Pacific Steel and Undershaft Investment, were translated into pesos in conformity with Mexican accounting Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations.

The subsidiary SimRep was considered as a foreign entity for translation purposes; therefore the financial statements as reported by the subsidiary abroad were adjusted to conform with Mexican GAAP, which includes the recognition of the effects of inflation as required by Mexican accounting Bulletin B-10, applying inflation adjustment factors derived from the U.S. Consumer Price Index (CPI) published by the U.S. labor department, The financial information already restated to include inflationary effects, is translated to Mexican pesos as follows:

-	By applying the prevailing exchange rate at the consolidated balance sheet date for monetary and non-monetary assets and liabilities.

-	By applying the prevailing exchange rate for stockholders’ equity accounts, at the time capital contributions were made and earnings were generated.

-	By applying the prevailing exchange rate at the consolidated balance sheet date for revenues and expenses during the reporting period.

-	The related effect of translation is recorded in stockholders’ equity under the caption Equity adjustments for non monetary assets.

-	The resulting amounts were restated applying adjustment factors derived from the NCPI, in conformity with Mexican accounting Bulletin B-10.

The subsidiaries Pacific Steel and Undershaft Investment, were considered an “integral part of the operations” of the Company; and the financial statements of such subsidiaries were translated into Mexican pesos as follows:

-	By applying the prevailing exchange rate at the consolidated balance sheet date for monetary items.

-	By applying the prevailing exchange rate at the time the non-monetary assets and capital are generated, and the weighted average exchange rate of the period for income statement items.

-	The related effect of translation is recorded in the statement of operations as part of the caption Comprehensive financing cost.

-	The resulting amounts were restated applying adjustment factors derived from the Mexican NCPI, in conformity with Mexican accounting Bulletin B-10.

m. Geographic concentration of credit risk – The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company’s sales, and there were no significant accounts receivable from a single customer or affiliate at September 30, 2006 and at September 30, 2007, direct sales to two customers accounted for approximately 10% and 16.6% of the Republic’s sales. The Company performs evaluations of its customers’ credit histories and establishes and allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

n. Other income (expenses) – Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

o. Gain on monetary position - The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

p. Restatement of capital stock and retained earnings (losses) – This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

q. Effect of restatement of stockholders’ equity – The effect resulting from restating stockholders’ equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

(2) Financial Debt:

At September 30, 2007 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at September 30, 2007 was U.S. $ 357,201 dollars. At December 31, 2006 Simec’s total consolidated debt consisted of U.S. $302,000 of 8 7/8% medium-term notes (“MTN’s”) due 1998 (accrued interest at December 31, 2006 was U.S. $336,525 dollars.

(3) Commitments and contingent liabilities:

a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 8,758 (U.S. $801,679) at September 30, 2007, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company’s consolidated financial position or consolidated results of operations.

c. Compañía Siderúrgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de México, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,700 per month.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

RELATIONS OF SHARES INVESTMENTS

CONSOLIDATED

COMPANY NAME	MAIN ACTIVITIES	NUMBER OF SHARES	OWNERSHIP

SUBSIDIARIES

Cia siderurgica de Guadalajara	Sub-Holding		99.99

Simec International	Production and sales of steel products		99.99

Arrendadora Simec	Production and sales of steel products		100.00

Controladora Simec	Sub-Holding		100.00

Pacific Steel	Scrap purchase		100.00

Cia. Siderúrgica del Pacífico	Rent of land		99.99

Coordinadora de Servicios Siderúrgicos de Calidad	Administrative services		100.00

Administradora de Servicios de la Industria Siderúrgica	Administrative services		99.99

Industrias del Acero y del Alambre	Sales of steel products		99.99

Procesadora Mexicali	Scrap purchase		99.99

Servicios Simec	Administrative services		100.00

Sistemas de Transporte de Baja California	Freight services		100.00

Operadora de Metales	Administrative services		100.00

Operadora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00

Administradora de Servicios Siderúrgicos de Tlaxcala	Administrative services		100.00

Operadora de Servicios de la Industria Siderúrgica	Administrative services		100.00

SimRep	Sub-Holding		100.00

PAV Republic	Production and sales of steel products		100.00

TOTAL INVESTMENT IN SUBSIDIARIES

ASSOCIATEDS

TOTAL INVESTMENT IN ASSOCIATEDS			0

OTHER PERMANENT INVESTMENTS			0.00

TOTAL			0

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

CREDITS BREAK DOWN
(THOUSANDS OF MEXICAN PESOS)

CONSOLIDATED

	Amortization	Rate of	Denominated in Pesos (Thousands of Pesos)						Denominated in Foreign Currency (Thousands of Pesos)

Credit Type / Institution	Date	Interest	Time Interval						Time Interval

			Current	Until 1	Until 2	Until 3	Until 4	Until 5	Current	Until 1	Until 2	Until 3	Until 4	Until 5

			Year	Year	Years	Years	Years	Years or More	Year	Year	Years	Years	Years	Years or More

BANKS

With Warranty			0	0	0	0	0	0	0	0	0	0	0	0

TOTAL BANKS			0	0	0	0	0	0	0	0	0	0	0	0

LISTED IN THE STOCK EXCHANGE

UNSECURED DEBT

Medium Term Notes	15/12/1998	9.33	0	0	0	0	0	0	3,299	0	0	0	0	0

TOTAL STOCK EXCHANGE			0	0	0	0	0	0	3,299	0	0	0	0	0

SUPPLIERS

Various			0	357,653	0	0	0	0	0	1,913,080	0	0	0	0

TOTAL SUPPLIERS			0	357,653	0	0	0	0	0	1,913,080	0	0	0	0

OTHER LOANS WITH COST

TOTAL			0	0	0	0	0	0	0	0	0	0	0	0

OTHER CURRENT LIABILITIES WITHOUT COST

Various			0	431,902	0	0	0	0	0	384,189	0	0	0	0

TOTAL			0	431,902	0	0	0	0	0	384,189	0	0	0	0

TOTAL			0	789,555	0	0	0	0	3,299	2,297,269	0	0	0	0

NOTES: The exchange rate of the peso to the U.S. Dollar at September 30, 2007 was Ps. 10.9243

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

MONETARY FOREIGN CURRENCY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

	DOLLARS		OTHER CURRENCIES		TOTAL

FOREIGN CURRENCY POSITION	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS

TOTAL ASSETS	731,272	7,988,625	1	16	7,988,641

LIABILITIES POSITION	210,553	2,300,149	38	419	2,300,568

SHORT TERM LIABILITIES POSITION	210,553	2,300,149	38	419	2,300,568

LONG TERM LIABILITIES POSITION	0	0	0	0	0

NET BALANCE	520,719	5,688,476	(37)	(403)	5,688,073

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT SEPTEMBER 30, 2007 WAS PS. 10.9243

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

RESULT FROM MONETARY POSITION
(Thousands of Mexican Pesos)

CONSOLIDATED

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	ASSET (LIABILITY ) MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT ) AND LOSS

JANUARY	3,373,099	2,186,629	(1,186,470)	0.52	(6,128)

FEBRUARY	3,663,966	1,510,290	(2,153,673)	0.28	(6,020)

MARCH	6,158,413	1,425,766	(4,732,647)	0.22	(10,243)

APRIL	6,425,075	2,204,991	(4,220,084)	(0.06)	2,520

MAY	6,574,516	2,249,298	(4,325,218)	(0.49)	21,100

JUNE	6,644,573	2,526,523	(4,118,050)	0.12	(4,945)

JULY	6,889,513	2,504,376	(4,385,138)	0.42	(18,626)

AUGUST	7,229,951	2,471,374	(4,758,577)	0.41	(19,387)

SEPTEMBER	7,449,185	2,522,922	(4,926,263)	0.81	(39,904)

RESTATEMENT					(275)

CAPITALIZATION					0

FOREIGN CORPOPATION					29,408

OTHER					44,993

TOTAL					(7,507)

OTHER CONCEPTS:

CAPITALIZED RESULT FOR MONETARY POSITION	0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

DEBT INSTRUMENTS

CONSOLIDATED

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

MEDIUM TERM NOTES

A) Current assets to current liabilities must be 1.0 times or more.

B) Total liabilities to total assets do not be more than 0.60.

C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

This notes was offered in the international market.

ACTUAL SITUATION OF FINANCIAL LIMITED

MEDIUM TERM NOTES

A) Accomplished the actual situation is 4.59 times.

B) Accomplished the actual situation is 0.25

C) Accomplished the actual situation is 131.74

As of September 30, 2007, the remaining balance of the MTNs not exchanged amounts to Ps. 3,299 ($302,000 dollars).

C.P. José Flores Flores Chief Financial Officer

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

CONSOLIDATED

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY	UTILIZATION (%)

GUADALAJARA MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	480	88.82

MEXICALI MINI MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	250	80.41

INDUSTRIAS DEL ACERO Y DEL ALAMBRE	SALE OF STEEL PRODUCTS	0	0

APIZACO AND CHOLULA PLANTS	PRODUCTION AND SALES OF STEEL PRODUCTS	460	97.32

CANTON CASTER FACILITY	PRODUCTION OF BILLET	1,380	55.00

LORAIN CASTER FACILITY	PRODUCTION OF BILLET	1,150	85.40

LORAIN HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	840	76.00

LACKAWANNA HOT-ROLLING MILL	PRODUCTION AND SALES OF STEEL PRODUCTS	600	85.30

MASSILLON COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	125	82.10

GARY COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	70	52.00

ONTARIO COLD-FINISH FACILITY	PRODUCTION AND SALES OF STEEL PRODUCTS	60	60.80

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

MAIN RAW MATERIALS

CONSOLIDATED

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOMESTIC SUBSTITUTION	COST PRODUCTION (%)

PLANTS IN USA		SCRAP	VARIOUS	NO	9.70

SCRAP	VARIOUS	PLANTS IN MEXICO		NO	48.30

PLANTS IN USA		COKE	VARIOUS	NO	4.50

PLANTS IN USA		PELLETS	VARIOUS	NO	14.70

FERROALLOYS	VARIOUS	PLANTS IN MEXICO		YES	7.10

PLANTS IN USA		FERROALLOYS	VARIOUS	NO	4.40

ELECTRODES	VARIOUS	PLANTS IN MEXICO	VARIOUS	YES	2.00

PLANTS IN USA		ELECTRODES	VARIOUS	NO	0.70

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

DOMESTIC SELLS

MAIN PRODUCTS	NET SALES		MAIN DESTINATION

	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

STRUCTURAL PROFILES	147	1,188,659

COMMERCIAL PROFILES	68	517,409

REBAR	131	906,596

FLAT BAR	130	1,018,647

STEEL BARS	221	1,770,643

OTHER	1	38,813

BILLET	0	0

HOT-ROLLED BARS

COLD-FINISHED BARS

SEMI-FINISHED SEAMLESS TUBE ROUNDS

OTHER SEMI-FINISHED TRADE PRODUCTS

T O T A L		5,440,767

FOREIGN SALES		12,593,901

TOTAL		18,034,668

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

SELLS DISTRIBUTION BY PRODUCT

CONSOLIDATED

FOREIGN SELLS

MAIN PRODUCTS	NET SELLS		MAIN

	VOLUME	AMOUNT	TRADEMARKS	COSTUMERS

EXPORTS

STRUCTURAL PROFILES	24	187,914

COMMERCIAL PROFILES	16	121,675

REBAR	49	323,410

STEEL BARS	3	23,934

FLAT BAR	24	196,670

BILLET	0	0

FOREIGN SUBSIDIARIES

HOT-ROLLED BARS	675	7,138,162

COLD-FINISHED BARS	117	1,631,406

SEMI-FINISHED SEAMLESS TUBE ROUNDS	157	1,212,275

OTHER SEMI-FINISHED TRADE PRODUCTS	255	1,758,455

T O T A L		12,593,901

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

CONSOLIDATED

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK
CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)

			FIXED PORTION	VARIABLE PORTION	MEXICAN	FREE SUSCRIPTION	FIXED	VARIABLE

B			90,850,050	383,771,561	0	474,621,611	441,786	1,866,320

TOTAL			90,850,050	383,771,561	0	474,621,611	441,786	1,866,320

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:	474,621,611

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

CONSTRUCTION IN PROGRESS

CONSOLIDATED

THE PROJECTS IN PROGRESS AT SEPTEMBER 30, 2007, ARE:

PROJECTS IN PROGRESS	TOTAL INVESTMENT

PROJECTS IN REPUBLIC	93,338
PROJECTS IN MEXICALI	37,244
PROJECTS IN TLAXCALA	73,478
PROJECTS IN GUADALAJARA	3,596
TOTAL INVESTMENT AT SEPTEMBER 30, 2007	207,656

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

INFORMATION RELATED TO BULLETIN B-15
(FOREIGN CURRENCY TRANSLATION)

CONSOLIDATED

Foreign currency transactions and exchange differences – All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 “Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations”.

Pacific Steel and Undershaft investments are considered to be “integrated foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary items at the exchange rate at the balance sheet date.

-	Non-monetary items and stockholders’ equity at the exchange rate prevailing at the date the transactions occurred.

-	Income and expense items at an appropriate average exchange rate.

-	The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

SimRep and subsidiaries are considered to be “foreign operations”, as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

-	Monetary and non-monetary items at the exchange rate at the balance sheet date.

-	Income and expense items at the exchange rate at the balance sheet date.

-	The resulting foreign currency translation differences are included in the stockholders’ equity.

-	All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC GRUPO SIMEC, S.A.B. DE C.V.	QUARTER: 3 YEAR: 2007

CONSOLIDATED

DECLARATION OF THE COMPANY OFFICIALS RESPONSIBLE FOR THE INFORMATION CONTAINED IN THIS REPORT.

LUIS GARCIA LIMON AND JOSE FLORES FLORES CERTIFY THAT BASED ON OUR KNOWLEDGE, THIS REPORT DOES NOT CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT OR OMIT TO STATE A MATERIAL FACT NECESSARY TO MAKE THE STATEMENTS MADE HEREIN, IN LIGHT OF THE CIRCUMSTANCES UNDER WHICH SUCH STATEMENTS WERE MADE, NOT MISLEADING WITH RESPECT TO THE PERIOD COVERED BY THIS THIRD QUARTER REPORT.

ING LUIS GARCIA LIMON CHIEF EXECUTIVE OFFICER	C.P. JOSE FLORES FLORES CHIEF FINANCIAL OFFICER

GUADALAJARA, JAL, AT OCTOBER 26 OF 2007.